UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                       (Amendment No.   1     )*


                            Magellan Technology, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.0001 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                559092-40-8
                               --------------
                               (CUSIP Number)

                            Richard G. Brown
                  KIMBALL, PARR, WADDOUPS, BROWN & GEE
                   185 South State Street, Suite 1300
                       Salt Lake City, UT  84111
                              (801) 532-7840
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                              August 1, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9           SEC 1746 (12-91)

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 2 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Donald P. Cox

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF               -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               1,045,336
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                         -0-

                 10     SHARED DISPOSITIVE POWER

                        1,045,336

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,045,336

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.7%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jacklynn Cox

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               1,045,336
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        1,045,336

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,045,336

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.7%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 9 Pages

Item 1.  Security and Issuer

    (a)  Title of Class of Equity Securities:

              Common stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:

              Magellan Technology, Inc. (the "Issuer")

    (c)  Address of Issuer's Principal Executive Offices:

              990 West Atherton Drive, Salt Lake City, UT 84123


Item 2.  Identity and Background

    (a)  Name:

              Donald P. Cox ("DP Cox")

              Jacklynn Cox ("J Cox")

    (b)  Residence address:

              509 South 590 East, Orem, UT 84058

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              DP Cox is a director of the Issuer and is self-employed.

              J Cox is employed as a director of CFT Management, a Nevada corporation ("CFT"), a family owned company, the address of which is 2001 E. Flamingo Road, Suite 100 G, Las Vegas, NV 89119.

    (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

              None

    (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

              None

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 9 Pages

    (f)  Citizenship:

              United States

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable because the transaction involved a disposition and not an acquisition of securities.

Item 4.  Purpose of Transaction

         DP Cox and J Cox are the directors of CFT. All of the outstanding stock of CFT is held by The Cox Family Trust, a revocable trust, of which DP Cox and J Cox are the trustees. On February 10, 1997, CFT entered into a Stock Purchase and Sale Agreement (the "Agreement") with Ballard Investment Company, Ltd. ("Ballard") and William A. Fresh, Trustee of the William A. and Reva Luana Fresh Charitable Remainder Trust dated November 25, 1996 (the "Fresh Trust") (Ballard and the Fresh Trust are sometimes referred to collectively herein as the "Purchasers"). Pursuant to the terms of the Agreement, CFT (i) sold 25,000 shares of the Common Stock, previously held by CFT, to each of the Purchasers on each of February 10, 1997 and May 1, 1997 and (ii) sold 25,000 shares of the Common Stock, previously held by CFT, to each of the Fresh Trust and an assignee of Ballard on August 1, 1997. CFT was to sell another 25,000 shares of the Common Stock, currently held by CFT, to each of the Purchasers on November 1, 1997; however, the Fresh Trust and Ballard's assignee elected to purchase such shares on August 1, 1997.

         DP Cox and J Cox reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, DP Cox and J Cox presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by DP Cox and J Cox is 1,045,336 shares, which represents 7.7% of the outstanding shares of the Issuer.

    (b) Neither DP Cox nor J Cox has the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the Common Stock. DP Cox and J Cox share the power to vote, direct the vote, dispose and direct the disposition of the 1,045,336 shares of the Common Stock held in the name of CFT.

    (c) Pursuant to the Agreement and the election of the Fresh Trust and Ballard's assignee, CFT sold 50,000 shares of the Common Stock, previously held by CFT, to each of the Fresh Trust and Ballard's assignee on August 1, 1997. The price was $.375/share.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,045,336 shares of the Common Stock.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4.


Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

         Attached hereto as Exhibit B is a copy of the Agreement.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 9 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         August 11, 1997                      /s/ DONALD P. COX
    -----------------------------         ------------------------------
               Date                               Donald P. Cox



         August 11, 1997                      /s/ JACKLYNN COX
    -----------------------------         ------------------------------
               Date                               Jacklynn Cox

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 9 Pages

                              INDEX TO EXHIBITS



    Exhibit         Description
-------------   -----------------------------------------------------

A Written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.


B               Stock Purchase and Sale Agreement dated
                February 10, 1997

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 9 Pages

                                 EXHIBIT A


                                 AGREEMENT

    The undersigned agree that this Amendment No. 1 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




         August 11, 1997                      /s/ DONALD P. COX
    -----------------------------         ------------------------------
               Date                               Donald P. Cox



         August 11, 1997                      /s/ JACKLYNN COX
    -----------------------------         ------------------------------
               Date                               Jacklynn Cox

                                                                  EXHIBIT B
                STOCK PURCHASE AND SALE AGREEMENT



     THIS STOCK PURCHASE AND SALE AGREEMENT is made as of February 10, 1997, by and among CFT Management, a Nevada corporation ("CFT"), Ballard Investment, a limited partnership organized under the laws of the State of Utah ("Ballard") and William A. Fresh, Trustee of the William A. and Reva Luana Fresh Charitable Remainder Trust dated November 25, 1996 (the "Trust"), Ballard and Trust are sometimes herein referred to individually as a "Purchaser" and collectively as "Purchasers."

     THE PARTIES HEREBY AGREE as follows:

     1.   Purchase and Sale.

          1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase and CFT agrees to sell to Purchasers 200,000 shares of the Common Stock ("Shares") of Magellan Technology, Inc. ("Magellan") at a purchase price of $.375 per Share. Of the 200,000 Shares to be purchased, each of the Purchasers will purchase 25,000 Shares on each of February 10, 1997, May 1, 1997, August 1, 1997 and November 1, 1997.

          1.2 Closings. The initial purchase and sale of the Shares shall take place at the offices of Kimball, Parr, Waddoups, Brown & Gee on February 10, 1997, or at such other time and place as CFT and the Purchasers mutually agree upon (the initial purchase and sale and each subsequent purchase and sale are designed as a "Closing"). At the initial Closing and at each subsequent Closing, CFT shall deliver to Purchasers certificates representing the number of Shares which each Purchaser is purchasing against delivery to CFT by Purchasers of cash or a certified bank cashier's or other check reasonably acceptable to CFT for the purchase price then due.

          1.3 Option. To further induce Ballard to purchase the Shares being purchased by Ballard, CFT hereby grants to Ballard an option, exercisable in full or part, at anytime prior to midnight on November 30, 1997, to purchase an additional 100,000 Shares at an exercise price of $.375 per Share. The option may be exercised by Ballard at anytime and from time to time by delivery of a notice of exercise, together with cash or certified check in payment for the Shares being purchased.

     2.   Representations and Warranties of the Company.   CFT hereby
represents and warrants to Purchasers that:

          2.1 Incorporation. CFT is a corporation duly organized and validly existing, is in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

          2.2 Authorization. All corporate action on the part of CFT and its officers and directors and shareholders necessary for the authorization, execution, delivery and performance of all obligations of CFT under this Agreement and for the authorization, issuance and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closings, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of CFT.

          2.3 No liens. All of the Shares are owned solely by CFT and have not been pledged, hypothecated or otherwise subjected to any claim, lien, encumbrance or security interest in favor of any person. When sold and transferred as provided in this Agreement, Purchasers will acquire good and marketable title to the Shares free of any such lien, claim or encumbrance whatsoever.

          2.4 Value of Shares. CFT acknowledges, agrees and represents that it, through its President, Donald P. Cox, is fully informed with respect to the business, financial condition and business prospects of Magellan, of which Donald P. Cox is a director, including without limitation, the business, financial condition and business prospects of SkyHook Technologies, Inc. ("SkyHook"), a wholly owned subsidiary of Magellan of which Donald P. Cox has served as an officer and director. CFT further acknowledges, agrees and represents that the decision to sell the Shares is a result of an unexpected change in the employment and personal circumstances of Donald P. Cox and is not based upon any solicitation or representation by Purchasers or any other person. CFT also acknowledges, agrees and represents that the price to be paid by Purchasers for the Shares is based upon arms length negotiations between CFT and the Purchasers which were initiated by CFT. Finally, CFT acknowledges that the Shares may in the future increase substantially in value based upon projected increases in sales, revenue and income of Magellan, attributable in part to projected sales, revenues and income of SkyHook and has, nevertheless, determined to complete the sale of the Shares to Purchasers.

     3. Representations and Warranties of Purchasers. Purchasers represent and warrant to CFT as follows:

          3.1 Authorization. This Agreement has been authorized by each of Purchasers and, when executed and delivered by Purchasers, will constitute the valid and legally binding obligation of each Purchaser.

          3.2 Accredited Status. Each of Purchasers is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933 (the "Act").

     4.   Securities Act of 1933.

          4.1  Investment Representation.

               (a) This Agreement is made with Purchasers in reliance upon Purchasers' representations to Magellan, which by its acceptance hereof, each Purchaser hereby confirms (and authorizes Magellan to rely upon) that the Shares to be received will be acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing this Agreement, each Purchaser further represents it does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares.

               (b) Purchasers understand that the Shares are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the transfer of the Shares is exempt pursuant to the Act and that Magellan's reliance on such exemption is predicated on Purchasers' representations set forth herein.

               (c) Each Purchaser agrees that in no event will it make a disposition of any of the Shares unless the Shares shall have been registered under the Act or until (i) it shall have notified Magellan with a statement of the circumstances surrounding the proposed disposition and (ii) it shall have furnished Magellan with an opinion of counsel reasonably satisfactory to Magellan to the effect that (A) such disposition will not require registration of such Shares under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken.

               (d) Each Purchaser represents that it is able to fend for itself in the transaction contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked, answered.

               (e) Each Purchaser understands that if a registration statement covering the Shares under the Act is not in effect when it desires to sell any of the Shares, it may be required to hold such Shares for an indeterminate period. Each Purchaser also acknowledges that it understands that any sale of the Shares which might be made by it in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

          4.2 Legends. All certificates for the Shares shall bear substantially the following legend:

          "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE COMPANY'S TRANSFER AGENT IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A 'NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

     5.   Miscellaneous.

          5.1 Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract among the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

          5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Utah.

          5.3 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

          5.4 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

          5.5 Survival of Warranties. The warranties and representations of CFT contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                 CFT MANAGEMENT, a Nevada corporation



                                 By  /s/ DONALD P. COX
                                   -------------------------------------
                                   Donald P. Cox, President


                                 BALLARD INVESTMENT, a limited partnership
                                    organized under the laws of the State of Utah



                                 By  /s/ M. RUSSELL BALLARD
                                   -------------------------------------
                                   M. Russell Ballard, General Partner


                                 THE WILLIAM A. FRESH AND REVA LUANA
                                  FRESH CHARITABLE REMAINDER TRUST,
                                     dated November 25, 1996



                                 By  /s/ WILLIAM A. FRESH
                                   -------------------------------------
                                  William A. Fresh, Trustee